STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

October 19, 2005

Jill S. Davis

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Integrated Environmental Technologies, Ltd.
Your Letter of July 12, 2005

Form 10-KSB for Fiscal Year Ended December 31, 2004

Filed March 30, 2005

Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Filed May 17, 2005
File No. 0-26309

Dear Ms. Davis:

This correspondence is in response to your letter dated July 12, 2005 in reference to our filings referenced above, on behalf of Integrated Environmental Technologies, Ltd. (“IET”).

Pursuant to a conference call you had with the Company’s independent auditor, Dan Weaver of Weaver & Martin, LLC, we are of the understanding that amendments to the above referenced filings will not be required and the Company will address all comments in its future filings as applicable. With this being said, in response to your request we have keyed our responses to your comment items in their original numeric order.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Industrial Oil from Plants, page 10

1.

We note your statement that “the potential long-term market of Veronia is estimated to be in the hundreds of millions of dollars.” On a supplemental basis, please provide us with supporting documentation upon which you reached this conclusion. Also, ensure to provide adequate disclosure that objectively supports such statements.

Integrated Environmental Technologies, Ltd.

October 19, 2005

Response:

Chemist Thomas McKeon of the USDA, Agriculture Research Service at its Western Research Center at Albany, California published the projection on Veronia as a report for the USDA national research program #306. Mr. McKeon runs the Crop Improvement and Utilization Research Unit at the Western Research Center of the USDA. Due to potential public accessibility problems in retrieving this information, we will not include the language referencing Veronia in our future filings.

Report of Independent Registered Public Accounting Firm, page F-1

2.

We note that the auditors’ report does not reflect the name of your independent auditors nor does it reflect their signature. Please request that your auditors revise their report such that it fully complies with Rule 2-02(a) of Regulation S-X. Refer to Note 2 to Item 310 of Regulation S-B.

Response:

We acknowledge and agree with your comment. All future filings will include both the name of the audit firm and signatures as required by Rule 2-02(a) of Regulation S-X.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

3.	Please explain the nature of the amount reported as a non cash financing activity for a Reverse stock split. Refer to SAB Topic 4:C.

Response:

Upon review of the non-cash financing disclosure, we acknowledge the error in disclosure and agree with your comment, we do not believe the misplaced disclosure has an overall material impact on our financial statements and therefore will correct in future filings.

Note 1 – Significant Accounting Policies, page F-6

Organization and business

4.	Please address each of the following to provide additional disclosure that addresses each of the following regarding your January 17, 2002 transaction which you describe as a triangular merger.

  Clarify both the legal and accounting form of the transaction.

  Clarify whether the transaction was accounted for at historical cost or at fair value.

Integrated Environmental Technologies, Ltd.

October 19, 2005

  Identify the accounting acquirer and the accounting target(s).

  We note that NHL acquired 100% of Naturol’s common stock for 10,000,002 common shares of NHL. Indicate the voting ownership that this represented of NHL.

  Explain, if true, that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target.

  We note that you disclose that you, Integrated Environmental Technologies (IET), were incorporated on February 2, 1999. Please explain why you have presented financial information from the June 18, 2001 inception date of Natural Inc. (Naturol).

  Explain, if true, that the capital structure of the accounting Acquirer is now different from the appearing in the historical financial statements of the accounting acquirer in earlier periods due to reverse merger accounting.

  Please explain why you have reported Naturol’s common shares on your statement of stockholder’s equity prior to the reverse merger line item.

  Clarify the role of both Coronado Exploration Ltd. (CEL) and Coronado Subsidiary Corp. (CSC) in the transaction.

  Clarify how NHL’s assumption of a note due from CEL to a stockholder of Naturol impacted the transaction and how it was accounted for in the transaction.

  Clarify how the CEL common shares outstanding impacted the transaction and how it was accounted for in the transaction.

Response:

We reviewed your comment and due to the historical nature of the transaction, which exceeds the 3 – year inclusion requirement, we would propose to limit the disclosure and references to the historical transaction in all future filings to read as follows:

Integrated Environmental Technologies, Ltd., formerly Naturol Holdings Ltd., was incorporated in the State of Delaware in February of 1999. On January 17, 2002, we completed a reverse triangular merger among our wholly-owned subsidiary Coronado Subsidiary Corp. (“CSC”), a Nevada corporation, and Naturol Inc. (“Naturol”), a Nevada corporation. Pursuant to the terms of the merger, Naturol merged with CSC wherein CSC ceased to exist and Naturol became our wholly-owned subsidiary.

On August 27, 2003, as the sole stockholder of Naturol, we authorized the amendment to Naturol’s Articles of Incorporation to change its name to Integrated Environmental Technologies Ltd., a Nevada Corporation, which was subsequently changed to I.E.T., Inc. on June 29, 2004. I.E.T., Inc.’s primary place of business is at 4235 Commerce Street, Little River, South Carolina, USA.

Integrated Environmental Technologies, Ltd.

October 19, 2005

Stock-based Compensation

5.	Disclose your accounting policy for stock-based compensation for employees and non-employees.

Response:

We acknowledge your comment and will include disclosure pursuant to SFAS 123 in all future filings as follows:

Stock-Based Compensation

The Company has applied Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations, in accounting for stock options issued to employees. Under APB No. 25, employee compensation cost is recognized when estimated fair value of the underlying stock on date of the grant exceeds exercise price of the stock option. For stock options and warrants issued to non-employees, the Company applies Statement of Financial Accounting Standards (“SFAS 123”) No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123R is similar to the approach described in Statement 123.  However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted Statement 123R on July 1, 2005.

Please advise if we can be of any further assistance.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

/rv